Exhibit 99.2

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

Award of Share Options

Oxford, UK, and Cambridge, MA, US, 24 December 2019 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), a leader in new mechanism antibiotic innovation, announces a grant of options over new ordinary shares of one penny nominal value (‘Ordinary Shares’) on 23 December 2019 to Mr Manmeet Soni, Dr Elaine Stracker and Dr Ventzislav Stefanov. The Company has also made a grant of share options to certain Company employees in line with the Company’s Long Term Incentive Plan.

Share Option Award to Prospective Non-Executive Directors

Mr Soni, Dr Stracker and Dr Stefanov will join the Board as non-executive directors effective upon the close of the subscription and placing to raise approximately $50 million (the “Fundraising”) that was announced by the Company on 6 December 2019. Following a general meeting of shareholders where all resolutions connected to the Fundraising were duly approved, the Fundraising is expected to close at 8.00 am GMT on 24 December 2019. Details of the grant of share options is as follows:

	Number of share options awarded	Number of outstanding share options held	Total number of ordinary shares held	Total number of ordinary shares upon the close of the Fundraising	% of enlarged issued share capital
Manmeet Soni	1,000,000	1,000,000	Nil	Nil	Nil
Elaine Stracker	1,000,000	1,000,000	Nil	Nil	Nil
Ventzislav Stefanov	1,000,000	1,000,000	74,500	74,500	0.02%
Robert Duggan	Nil	Nil	78,288,205	244,445,255	72.78%

All options awarded to Mr Soni, Dr Stracker and Dr Stefanov have an exercise price of 21 pence per ordinary share, representing the mid-market closing price on 20 December 2019. The share options will vest in four equal tranches on the first, second, third and fourth anniversaries of the date of the share option grant and will vest in full on 23 December 2023, or sooner on the happening of certain corporate events reflecting the achievement of the Company’s long-term objectives.

Employee Share Option Award

The Company has also granted options over 850,000 Ordinary Shares to employees who have recently joined the Company. These options have an exercise price of 21 pence per share. They will vest in nine equal tranches on a quarterly basis from 23 December 2020 and will vest in full on 23 December 2022, or sooner on the happening of certain corporate events reflecting the achievement of the Company’s long-term objectives.

The exercise price of 21 pence per share for the above option grants was the mid-market closing price of the Ordinary Shares on AIM on 20 December 2019.

The maximum number of outstanding share options following the grants referred to above is 23,399,465.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. The person responsible for arranging for the release of this announcement on behalf of the Company is Richard Pye, Vice President, Investor Relations and Corporate Affairs.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients, and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for C. difficile infection and gonorrhoea and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

1	Details of the persons discharging managerial responsibilities/person closely associated

a)	Name	(i) Manmeet Soni (ii) Elaine Stracker (iii) Ventzislav Stefanov

2	Reason for the notification

a)	Position / status	(i)-(iii) Non-Executive Directors (expected to be effective from 24 December 2019)

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of share options

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		(i)-(iii) 21.0 per share (exercise price)	(i) 1,000,000 (ii) 1,000,000 (iii) 1,000,000

d)	Aggregated information - Aggregated volume - Price	3,000,000 ordinary shares 21.0 pence per share (exercise price)

e)	Date of the transactions	23 December 2019

f)	Place of the transactions	Outside a trading venue

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